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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                  Hear USA Inc.
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                                (Name of Issuer)

                                  Common Shares
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                         (Title of Class of Securities)

                                     4223601
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                                 (CUSIP Number)

 Pierre Bourgie, 1980 Rene-Levesque Blvd West, Montreal, Quebec, Canada, H3H 1R6
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 11, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because rule 240.13d-1(e), 240.13d-1(f ), or 240.13d-1(g ), check the following box ( )

1.   Names of Reporting Persons

Montreal Partners - Limited Partnership

2.   Check the appropriate box if a member of a group ( )

3.   SEC Use Only

4.   Source of Funds     WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ( )

6.   Citizenship or Place of Organization

1980 Rene-Levesque Blvd West, Montreal, Quebec, Canada, H3H 1R6

7.   Sole Voting Power     1 591 650

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8.   Shared Voting Power     0

9.   Sole Dispositive Power     1 591 650

10.  Shared Dispositive Power     0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person     1 591 650

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares ( )

13.  Percent of Class Represented by Amount in Row (11)     5,8%

14.  Type of Reporting Person     PN

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Item 1. Security and Issuer

This Form 13D relates to common shares of Hear USA Inc., headquartered at 1250 North Point Parkway, West Palm Beach, Florida 33408.

Item 2. Identity and Background

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   (a)  Name                             Montreal Partners - LP
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   (b)  Business address                1980 Rene-Levesque Blvd. West
                                        Montreal, Quebec, Canada H3H 1R6
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   (c)  Principal business              Investment Fund
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   (d)  Criminal Proceedings            During the last five years, neither the
                                        Reporting Person nor any executive
                                        officer or director of the Reporting
                                        Person has been convicted in any
                                        criminal proceeding.
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   (e)  Civil Proceedings               During the last five years, neither the
                                        Reporting Person nor any executive
                                        officer or director of the Reporting
                                        Person has been party to any civil
                                        proceeding of a judicial or
                                        administrative body of competent
                                        jurisdiction as a result of which such
                                        person was or is subject to any
                                        judgment, decree or final order
                                        enjoining future violations of, or
                                        prohibiting or mandating activities
                                        subject to, Federal or State securities
                                        laws or finding any violation with
                                        respect to such laws.
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   (f)  Citizenship                     Canadian
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     Please find below the information required by this item 2 with respect to the General Partners of Montreal Partners - LP:

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   (a)  Name                            Pierre Bourgie
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   (b)  Business address                1980 Rene-Levesque Blvd. West
                                        Montreal, Quebec, Canada H3H 1R6
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   (c)  Principal occupation            President, Montreal Partners
                                        President and CEO, Societe Financiere
                                        Bourgie
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   (d)  Criminal Proceedings            During the last five years, Pierre
                                        Bourgie has not been convicted in any
                                        criminal proceeding.
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   (e)  Civil Proceedings               During the last five years, Pierre
                                        Bourgie has not been party to any civil
                                        proceeding of a judicial or
                                        administrative body of competent
                                        jurisdiction as a result of which such
                                        person was or is subject to any
                                        judgment, decree or final order
                                        enjoining future violations of, or
                                        prohibiting or mandating activities
                                        subject to, Federal or State securities
                                        laws or finding any violation with
                                        respect to such laws.
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   (f)  Citizenship                     Canadian
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   (a)  Name                            Michel Labadie
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   (b)  Business address                90 Beaubien West Suite 101
                                        Montreal, Quebec H2S 1V6
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   (c)  Principal occupation            Treasurer, Montreal Partners
                                        President and CEO, Les Pros de la Photo
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   (d)  Criminal Proceedings            During the last five years, Michel
                                        Labadie has not been convicted in any
                                        criminal proceeding.
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   (e)  Civil Proceedings               During the last five years, Michel
                                        Labadie has not been party to any civil
                                        proceeding of a judicial or
                                        administrative body of competent
                                        jurisdiction as a result of which such
                                        person was or is subject to any
                                        judgment, decree or final order
                                        enjoining future violations of, or
                                        prohibiting or mandating activities
                                        subject to, Federal or State securities
                                        laws or finding any violation with
                                        respect to such laws.
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   (f)  Citizenship                     Canadian
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   (a)  Name                            Benoit La Salle
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   (b)  Business address                750, Marcel Laurin Bureau 390
                                        Saint-Laurent, Quebec H4M 2M4
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   (c)  Principal occupation            Secretary, Montreal Partners
                                        President, Semafo Inc.
                                        Partner, Groupe La Salle & Associes
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   (d)  Criminal Proceedings            During the last five years, Benoit La
                                        Salle has not been convicted in any
                                        criminal proceeding.
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   (e)  Civil Proceedings               During the last five years, Benoit La
                                        Salle has not been party to any civil
                                        proceeding of a judicial or
                                        administrative body of competent
                                        jurisdiction as a result of which such
                                        person was or is subject to any
                                        judgment, decree or final order
                                        enjoining future violations of, or
                                        prohibiting or mandating activities
                                        subject to, Federal or State securities
                                        laws or finding any violation with
                                        respect to such laws.
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   (f)  Citizenship                     Canadian
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Item 3. Source and Amount of Funds or Other Considerations.

Shares of Hear USA were obtained as a result of the company's merger with Helix, Hearing Care of America, a Canadian-based company in which the cost of our investment made in February 1999 and November 2000 totaled CDN$5 915 000.

Item 4. Purpose of transaction

Montreal Partners - LP made its investment in Helix Hearing Care of America through a private placement as part of its regular investment activities. Helix merged with Hear USA on July 11, 2002.

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Item 5. Interest in Securities of the Issuer

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                                 Montreal         Pierre Bourgie    Michel Labadie    Benoit La Salle
                                 Partners - LP
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
a)  Number of shares             1 591 650        76 045            751 612           0
    beneficially owned
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a)  % of the class of            5,8%             0,3%              2,7%              0
    securities
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b)  Sole voting power            1 591 650        76 045            751 612           0
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b)  Shared voting power          0                0                 0                 0
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b)  Sole dispositive power       1 591 650        76 045            751 612           0
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b)  Shared dispositive power     0                0                 0                 0
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c)  Transactions past 60 days    n.a.             n.a.              n.a.              n.a.
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d)                               n.a.             n.a.              n.a.              n.a.
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e)                               n.a.             n.a.              n.a.              n.a.
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

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable

Item 7. Material to Be Filed as Exhibits

Not applicable